EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consists of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2018	2017	2018	2017
Fixed Charges:
Interest expense(1)	$61	$57	$126	$126
Capitalized interest	—	—	—	—
Portion of rental expense which represents interest factor	13	15	28	28
Total Fixed Charges	$74	$72	$154	$154
Earnings Available for Fixed Charges:
Pre-tax income	$133	$193	$267	$177
Add: Distributed equity income of affiliated companies	3	30	3	30
Add: Fixed charges	74	72	154	154
Less: Capitalized interest	—	—	—	—
Less: Net income attributable to noncontrolling interests	(2)	(4)	(5)	(6)
Total Earnings Available for Fixed Charges	$208	$291	$419	$355
Ratio of Earnings to Fixed Charges	2.81	4.04	2.72	2.31

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense(1)	$61	$57	$126	$126
Capitalized interest	—	—	—	—
Portion of rental expense which represents interest factor	13	15	28	28
Total Fixed charges before preferred stock dividends pre-tax income requirements	74	72	154	154
Preferred stock dividends pre-tax income requirements	5	6	10	12
Total Combined Fixed Charges and Preferred Stock Dividends	$79	$78	$164	$166
Earnings Available for Fixed Charges:
Pre-tax income	$133	$193	$267	$177
Add: Distributed equity income of affiliated companies	3	30	3	30
Add: Fixed charges before preferred stock dividends	74	72	154	154
Less: Capitalized interest	—	—	—	—
Less: Net income attributable to noncontrolling interests	(2)	(4)	(5)	(6)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$208	$291	$419	$355
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.63	3.73	2.55	2.14
(1) Includes amortization of fees for a Bridge Facility prior to its termination in May 2018 of $1 million and $3 million for the three and six months ended June 30, 2018, respectively. Refer to Note 19 - Fuji Xerox Transaction and Recent Developments in our Condensed Consolidated Financial Statements, which is incorporated by reference, for additional information regarding this terminated Bridge Facility.